Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

VIA EDGAR AND EMAIL

April 30, 2018

Mr. Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE

Washington DC 20549

Re:	Transamerica Advisors Life Insurance Company

Pre-Effective Amendment No. 1 to Form S-3 filed on April 6, 2018 (File No. 333-222192)

Dear Mr. Cowan:

Transamerica Advisors Life Insurance Company filed the Pre-Effective Amendment No. 1 to Form S-3 (File No. 333-222192) on April 6, 2018. Pursuant to Rule 461 under the Securities Act of 1933, Transamerica Advisors Life Insurance Company and the principal underwriter, Transamerica Capital, Inc., now respectfully request that the effective date of the registration statement be accelerated and that the registration statement be declared effective on May 1, 2018, or as soon thereafter as is reasonably practicable.

Transamerica Advisors Life Insurance Company (the “Company”) acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Furthermore, as a point of clarification, Michiel van Katwijk, the Company’s Chief Financial Officer and Treasurer, who signed the above-referenced registration statement, serves in the capacity of “controller or principal accounting officer” of the Company.

Transamerica Advisors Life Insurance Company		Transamerica Capital, Inc.

By:	/s/ Ayla Nazli	By:	/s/ Alison Ryan
	Ayla Nazli		Alison Ryan
	Senior Counsel		Assistant Secretary